SO 3/6/03

SEC MAIL RECEIVED FEB 2 8 2003 WASH. D.C. 207 SECTION

03002361

VF3-3-03

ED STATES
XCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 065462

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Pine Street, Suite 560
(No. and Street)

San Francisco, CA 94111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Agosta (415) 274-1947
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price, Scott B.
(Name – *if individual, state last, first, middle name*)

417 Montgomery Street, 3rd Floor, San Francisco, CA 94104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 13 2003

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vincent Agosta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trading LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER

Title

Notary Public

LAURA M. GORMAN
COMM. #1213984
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Mar. 26, 2003

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADING LLC
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

TRADING LLC
(A LIMITED LIABILITY COMPANY)
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

CONTENTS

SUPPLEMENTARY INFORMATION

SBP
&CO
Certified Public Accountants

SCOTT B. PRICE & COMPANY
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Trading LLC
(A Limited Liability Company)

We have audited the accompanying statement of financial condition of Trading LLC (A Limited Liability Company) as of December 31, 2002 and the related statements of income, members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance U. S. with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trading LLC (A Limited Liability Company) as of December 31, 2002 and the results of its operations and its cash flows for the year ended December 31, 2002, in conformity with U. S. generally accepted accounting principles.

Our audit has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 10-13 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scott B. Price & Company
Certified Public Accountants
San Francisco, California

February 11, 2003

417 Montgomery Street
3rd Floor
San Francisco, CA 94104

415-398-5900
415-398-0385 Fax

TRADING LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Current assets		
Cash	$	120,128
Accounts receivable		4,995
Total current assets		125,123
Fixed assets		
Computer equipment		15,737
Furniture, fixtures and equipment		4,611
		20,348
Less: accumulated depreciation		(1,168)
Fixed assets, net		19,180
	$	144,303

LIABILITIES AND MEMBERS' EQUITY

Current liabilities		
Accounts payable and accrued expenses	$	13,533
Retirement plan contribution payable		30,000
Total liabilities		43,533
Members' equity		100,770
	$	144,303

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

TRADING LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF INCOME
DECEMBER 31, 2002

Revenue	
Trading commission revenue, net of clearance fees	$ 629,201
Total revenue	629,201
Operating expenses	
Guaranteed payments	261,167
Rent	48,000
Professional fees	30,619
Pension contributions	30,000
Travel	26,164
Lodging	24,905
Meals and entertainment	21,005
Legal and accounting	19,637
Payroll and taxes	11,656
Information services	10,583
Telephone	9,821
Office supplies	7,019
Insurance and bonds	5,961
Internet services	5,280
Website maintenance	5,192
Regulatory fees	4,761
Equipment rental	3,944
Dues and subscriptions	1,372
Continuing education	1,303
Depreciation	1,168
State taxes	800
Charitable contributions	603
Total operating expenses	530,960
Operating income	98,241
Other income	529
Net income	$ 98,770

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

TRADING LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

	Vincent Agosta	Jonathan Hopkins	Total
Beginning balance	$ -	$ -	$ -
Contributions	2,000	-	2,000
Net income	93,832	4,938	98,770
Ending balance	$ 95,832	$ 4,938	$ 100,770

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

TRADING LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	98,770
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		1,168
Change in assets and liabilities:		
(Increase)/decrease in assets:		
Accounts receivable		(4,995)
Increase/(decrease) in liabilities:		
Accounts payable and accrued expenses		13,533
Retirement plan contribution payable		30,000
Net cash provided by operating activities		138,476
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets		(20,348)
Net cash used for investing activities		(20,348)
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' contributions		2,000
Net cash provided by financing activities		2,000
Net increase in cash		120,128
Cash at beginning of year		-
Cash at end of year	$	120,128

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	$	-

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

TRADING LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

1 - THE COMPANY

Trading LLC (the Company) was formed and organized as a California limited liability company on December 20, 2001. It is based in San Francisco, California. The Company's primary activity is to act as an independent agency-based equity broker. The Company routes orders from institutional customers to executing brokers, earning a commission for doing so.

On November 19, 2002 Trading LLC became registered as a general securities broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934 and became a member of the National Association of Securities Dealers, Inc. The Company was granted a broker-dealer certificate by the California Department of Corporations on November 21, 2002.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains its cash in bank deposit accounts, which at times may exceed insured limits. The company has not experienced any losses in such accounts.

Accounts Receivable

No allowance has been provided for uncollectible accounts. Management has evaluated the accounts and believes all are collectible.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets ranging from three to seven years.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is a limited liability company which has elected to be taxed as a partnership. Members are taxed individually on their share of the Company's earnings. Therefore, no provision or liability for taxes has been provided for in these financial statements.

3 - NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $81,590, which was $76,590 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.9 to 1.

4 - LEASE AGREEMENT

The Company signed a month-to-month sublease agreement commencing on March 1, 2002. The lease agreement was amended as of September 1, 2002, to reduce the monthly expense to $2,000. Rent expense for the year ended December 31, 2002 was $48,000.

5 - CONCENTRATIONS

During the year the Company earned commissions from Elijah Asset Management and Marion Partners equal to approximately 62% and 35% of total commission revenue, respectively.

6 - RETIREMENT PLAN

The Company setup a SEP-IRA account. Currently, SEP-IRA standards permit a contribution of 100% of compensation up to $40,000. The Company intends to contribute $30,000 all of which is payable as of December 31, 2002.

7 - SUBSEQUENT EVENTS

During January 2003, Jonathan Hopkins ceased to perform services for the Company. In accordance with the operating agreement and the restricted shares agreement, this action caused the forfeiture of his membership interest in the Company.

SUPPLEMENTARY INFORMATION

TRADING LLC
(A LIMITED LIABILITY COMPANY)
COMPUTATION OF NET CAPITAL AND NET CAPITAL REQUIREMENTS FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL	
Total ownership equity from Statement of Financial Condition	$ 100,770
Less nonallowable assets:	
Fixed assets, net	19,180
Net capital before haircuts on securities positions	81,590
Haircuts on securities	-
Net capital	$ 81,590
COMPUTATION OF NET CAPITAL REQUIREMENT	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 2,902
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two amounts)	$ 5,000
Excess net capital	$ 76,590
Excess net capital at 800%	$ 76,148
Excess net capital at 1000%	$ 77,237
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total A.I. liabilities from Statement of Financial Condition	$ 43,533
Percentage of aggregate indebtedness to net capital	53.36%

TRADING LLC
(A LIMITED LIABILITY COMPANY)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2002

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2002

Not applicable

TRADING LLC
(A LIMITED LIABILITY COMPANY)
RECONCILIATION OF THE COMPUTATION OF LIQUID CAPITAL
DECEMBER 31, 2002

Per original filing	$	162,394
Audit adjustments;		
To expense organizational costs in accordance with SOP 98-5		(5,627)
To reclassify prepaid expenses		(13,829)
To adjust accrued expenses		(11,000)
To record depreciation for 2002		(1,168)
To record the employer retirement plan contribution for 2002		(30,000)
Per this filing	$	100,770

TRADING LLC
(A LIMITED LIABILITY COMPANY)
SIPC SUPPLEMENTAL REPORT
DECEMBER 31, 2002

An exemption from filing the SIPC Supplemental Report is claimed as SIPC has suspended assessments based on operating revenues.

TRADING LLC
(A LIMITED LIABILITY COMPANY)

REPORT ON INTERNAL CONTROL STRUCTURE

DECEMBER 31, 2002

SBP
&CO
Certified Public Accountants

SCOTT B. PRICE & COMPANY
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Trading LLC
(A Limited Liability Company)

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Trading LLC (A Limited Liability Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 171-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to

417 Montgomery Street
3rd Floor
San Francisco, CA 94104

415-398-5900
415-398-0385 Fax

the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Scott B. Price & Company
Certified Public Accountants
San Francisco, California

February 11, 2003